EXHIBIT 99.1

Brookfield Asset Management Announces Renewal of Normal Course Issuer Bid

TORONTO, May 18, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA) (“Brookfield”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 82,315,909 Class A Limited Voting Shares (“Class A Shares”), representing 10% of the public float of Brookfield’s outstanding Class A Shares. Purchases under the bid will be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and any alternative Canadian trading system. The period of the normal course issuer bid will extend from May 24, 2018 to May 23, 2019, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased.

As at May 1, 2018, the number of Class A Shares issued and outstanding totalled 991,857,711, of which 823,159,095 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 243,569 Class A Shares, which is 25% of 974,277 (the average daily trading volume for Class A Shares on the TSX for the six months ended April 30, 2018).

Of the 82,965,721 Class A Shares approved for purchase under Brookfield’s prior normal course issuer bid that commenced on May 24, 2017 and will expire on May 23, 2018, Brookfield purchased 2,041,064 Class A Shares through open market purchases on the TSX and 4,082,000 Class A Shares through open market purchases on the NYSE. The weighted average price that Brookfield paid per Class A Share acquired under this bid was US$40.57.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid. All Class A Shares acquired by Brookfield under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to the terms of Brookfield’s Escrowed Stock Plan.

Brookfield will enter into an automatic purchase plan on or about the week of June 25, 2018 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Class A Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$285 billion in assets under management. The Company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “proposed”, “believe”, conditional verbs such as "will", “may” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.